Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Date of Meeting of the Board of Directors

This announcement is made pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company” and its subsidiaries, the “Group”) announces that a meeting of the Board of the Company will be held on Wednesday, 26 October 2022 for the purposes of considering and approving the third quarterly results of the Group for the nine months ended 30 September 2022 prepared in accordance with the China Accounting Standards for Business Enterprises for publication and transacting any other business.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 14 October 2022

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.